Exhibit 5

FOR IMMEDIATE RELEASE	1 APRIL 2014

WPP PLC (“WPP”)

JWT has acquired creative digital agency X-PRIME in France

WPP announces that its wholly-owned operating company JWT, the global marketing communications agency, has acquired X-PRIME, a leading creative digital marketing company in France.

Founded in 2002 and employing around 50 people in Paris and Toulouse, the agency specialises in producing brand and corporate websites for all devices. Clients include Saint Gobain, Krug and Inwi.

X-PRIME’s unaudited revenues for the year ended 31 December 2013 were EUR 4.7 million with gross assets of approximately EUR 3.2 million as at the same date.

This investment continues WPP’s strategy of developing its services in important markets and sectors and strengthening its capabilities in digital media. WPP digital revenues (including associates) were over US$6.0 billion in 2013, representing almost 35% of the Group’s total revenues of US$17.3 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years. In France, the Group (including associates) generates revenues of around US$800 million and employs over 5,000 people.

Contact:

Feona McEwan, WPP

Chris Wade, WPP

+ 44(0) 207 408 2204